UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

COHERENT, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common stock, Par Value $0.01 Per Share

(Title of Class of Securities)

192479103

(CUSIP Number of Class of Securities)

Bret DiMarco

Executive Vice President and General Counsel

5100 Patrick Henry Drive

Santa Clara, CA 95054

(408) 764-4000

(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

Copy to:

John A. Fore

Michael A. Occhiolini

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$ 74,989,000	$ 8,706.22

*                 Estimated for purposes of calculating the amount of the filing fee only, this amount was based on the purchase of 1,271,000 shares of common stock at the maximum tender offer price of $59.00 per share.

**          The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $116.10 for each $1,000,000 of the value of the transaction.  The filing fee was previously paid with the Schedule TO filed on February 10, 2011

☒          Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 8,706.22	Filing Party: Coherent, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: February 10, 2011

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐    third party tender offer subject to Rule 14d-1.

☒   issuer tender offer subject to Rule 13e-4.

☐    going private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

Coherent, Inc., a Delaware corporation (“Coherent” or the “Company”), hereby amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 10, 2011, and as amended and supplemented on March 14, 2011 (as so amended, the “Schedule TO”).  The Schedule TO relates to the Company’s offer to purchase up to 1,271,000 shares of its common stock, par value $0.01 per share, at a price not greater than $59.00 nor less than $53.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 10, 2011 (the “Offer to Purchase”), previously filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), previously filed as Exhibit (a)(1)(B) to the Schedule TO (which, as amended or supplemented from time to time, together constitute the “Offer”).  The Offer expired at 5:00 p.m., New York City Time, on Friday, March 11, 2011.  This Amendment No. 2, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended.

Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on Schedule TO.

Item 4.  Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following:

The tender offer expired at 5:00 p.m., New York City time, on Friday, March 11, 2011.  Based on a final count, we have been advised by the depositary that 454,682 shares of our common stock, or approximately 1.8% of the total outstanding shares of common stock, were validly tendered and not withdrawn in the tender offer at or below a price of $59.00 per share.  In accordance with the terms of the tender offer, we have accepted all of the validly tendered shares at a purchase price per share of $59.00.  On March 18, 2011, we issued a press release announcing the final results of the tender offer.  A copy of this press release is filed as Exhibit (a)(1)(J) to the Schedule TO and is incorporated herein by reference.

Item 12.  Exhibits.

(a)(1)(A)*	Offer to Purchase dated February 10, 2011.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 10, 2011.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 10, 2011.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)*	Press Release, dated February 10, 2011.
(a)(1)(H)*	Summary Advertisement dated February 10, 2011.
(a)(1)(I)**	Press release dated March 14, 2011, announcing preliminary results of modified “Dutch Auction” tender offer.
(a)(1)(J)***	Press release dated March 18, 2011, announcing final results of modified “Dutch Auction” tender offer.

(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(b)	Not Applicable.
(d)(1)	Amended and Restated Employee Stock Purchase Plan, as amended (incorporated by reference from Exhibit 10.1 to Form 10-Q for the fiscal quarter ended June 28, 2008).
(d)(2)	1995 Stock Plan (incorporated by reference from Exhibit 10.34 to Form 10-K for the fiscal year ended September 28, 1996).
(d)(3)	1998 Director Option Plan (incorporated by reference from Appendix B to Schedule 14A filed February 28, 2006).
(d)(4)	2001 Stock Plan (incorporated by reference from Exhibit 10.1 to Form 10-Q for the fiscal quarter ended March 29, 2008).
(d)(5)	Change of Control Severance Plan, as amended and restated effective December 10, 2008 (incorporated by reference from Exhibit 10.1 to Form 10-Q for the quarter ended April 4, 2009).
(d)(6)	Offer Letter to Bret DiMarco (incorporated by reference from Exhibit 10.14 to Form 10-K for the year ended September 30, 2006).
(d)(7)	Supplementary Retirement Plan (incorporated by reference from Exhibit 10.5 to the Form 10-Q for the quarter ended April 1, 2006).
(d)(8)	2005 Deferred Compensation Plan (incorporated by reference from Exhibit 10.16 to the Form 10-K for the year ended September 27, 2008).
(d)(9)	Variable Compensation Plan, as amended (incorporated by reference from Exhibit 10.7 to the Form 10-K for the year ended October 2, 2010).
(d)(10)	Fiscal 2010 Variable Compensation Plan Payout Scale for Named Executive Officers (incorporated by reference from Exhibit 10.8 to the Form 10-K for the year ended October 2, 2010).
(d)(11)	Fiscal 2011 Variable Compensation Plan Payout Scale for Named Executive Officers (incorporated by reference from Exhibit 10.9 to the Form 10-K for the year ended October 2, 2010).
(d)(12)	Form of 2001 Stock Plan Terms and Conditions of Restricted Stock Units (incorporated by reference from Exhibit 10.1 to Form 8-K filed November 27, 2009
(d)(13)	Form of 2001 Stock Plan Amended Global Stock Option Agreement (incorporated by reference from Exhibit 10.2 to Form 8-K filed November 27, 2009).
(d)(14)	Form of Indemnification Agreement (incorporated by reference from Exhibit 10.18 to Form 10-K for the fiscal year ended October 2, 2010).
(g)	Not Applicable.
(h)	Not Applicable.

*                 Previously filed on Schedule TO on February 10, 2011.

**          Previously filed on Amendment No. 1 to the Schedule TO on March 14, 2011.

***   Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2011	COHERENT, INC.

	By:	/s/ John R. Ambroseo
Name: John R. Ambroseo
Title: President and Chief Executive Officer

Exhibit Index

(a)(1)(A)*	Offer to Purchase dated February 10, 2011.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 10, 2011.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 10, 2011.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)*	Press Release, dated February 10, 2011.
(a)(1)(H)*	Summary Advertisement dated February 10, 2011.
(a)(1)(I)**	Press release dated March 14, 2011, announcing preliminary results of modified “Dutch Auction” tender offer.
(a)(1)(J)***	Press release dated March 18, 2011, announcing final results of modified “Dutch Auction” tender offer.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(b)	Not Applicable.
(d)(1)	Amended and Restated Employee Stock Purchase Plan, as amended (incorporated by reference from Exhibit 10.1 to Form 10-Q for the fiscal quarter ended June 28, 2008).
(d)(2)	1995 Stock Plan (incorporated by reference from Exhibit 10.34 to Form 10-K for the fiscal year ended September 28, 1996).
(d)(3)	1998 Director Option Plan (incorporated by reference from Appendix B to Schedule 14A filed February 28, 2006).
(d)(4)	2001 Stock Plan (incorporated by reference from Exhibit 10.1 to Form 10-Q for the fiscal quarter ended March 29, 2008).
(d)(5)	Change of Control Severance Plan, as amended and restated effective December 10, 2008 (incorporated by reference from Exhibit 10.1 to Form 10-Q for the quarter ended April 4, 2009).
(d)(6)	Offer Letter to Bret DiMarco (incorporated by reference from Exhibit 10.14 to Form 10-K for the year ended September 30, 2006).
(d)(7)	Supplementary Retirement Plan (incorporated by reference from Exhibit 10.5 to the Form 10-Q for the quarter ended April 1, 2006).
(d)(8)	2005 Deferred Compensation Plan (incorporated by reference from Exhibit 10.16 to the Form 10-K for the year ended September 27, 2008).
(d)(9)	Variable Compensation Plan, as amended (incorporated by reference from Exhibit 10.7 to the Form 10-K for the year ended October 2, 2010).
(d)(10)	Fiscal 2010 Variable Compensation Plan Payout Scale for Named Executive Officers (incorporated by reference from Exhibit 10.8 to the Form 10-K for the year ended October 2, 2010).
(d)(11)	Fiscal 2011 Variable Compensation Plan Payout Scale for Named Executive Officers (incorporated by reference from Exhibit 10.9 to the Form 10-K for the year ended October 2, 2010).
(d)(12)	Form of 2001 Stock Plan Terms and Conditions of Restricted Stock Units (incorporated by reference from Exhibit 10.1 to Form 8-K filed November 27, 2009
(d)(13)	Form of 2001 Stock Plan Amended Global Stock Option Agreement (incorporated by reference from Exhibit 10.2 to Form 8-K filed November 27, 2009).
(d)(14)	Form of Indemnification Agreement (incorporated by reference from Exhibit 10.18 to Form 10-K for the fiscal year ended October 2, 2010).
(g)	Not Applicable.
(h)	Not Applicable.

*                 Previously filed on Schedule TO on February 10, 2011.

**          Previously filed on Amendment No. 1 to the Schedule TO on March 14, 2011.

***   Filed herewith.